

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

<u>Via E-mail</u>
Song Wang
Chief Executive Officer
ChinaCache International Holdings Ltd.
6/F, Block A, Galaxy Plaza
No. 10 Jiuxianqiao Road Middle, Chaoyang District
Beijing, 100015 People's Republic of China

    Re: ChinaCache International Holdings Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2011
              Filed April 24, 2012
              File No: 001-34873

Dear Mr. Wang:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Kathleen Collins

                         Kathleen Collins
                         Accounting Branch Chief